Exhibit 99.1

MEDIA RELEASE

October 28, 2026

Algoma Steel Group Inc. Reports Financial Results for the Three Months Ended September 30, 2026

Adjusted EBITDA Loss of $13.9 Million, In Line with Previously Announced Expectations

Lake Superior Power Restored to Full Power Following Third Quarter Turbine Outage

EAF Unit Two Produces First Steel; Ramp-Up Underway

SAULT STE. MARIE, ONTARIO (October 28, 2026) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of steel plate and hot-rolled sheet products, today announced results for the three-month period ended September 30, 2026.

Unless otherwise specified, all amounts are in Canadian dollars.

Business Highlights and Third Quarter 2026 to Third Quarter 2025 Comparisons

Comparisons between Q3 2026 and Q3 2025 were significantly impacted by the transition from legacy blast furnace operations to the Company’s Electric Arc Furnace (“EAF”) platform. In the prior-year quarter, the Company produced steel predominantly from its legacy blast furnace operations, which were permanently halted on January 18, 2026. In the third quarter of 2026, all liquid steel production was sourced from the Company’s first EAF unit, which continues to ramp up.

•	Consolidated revenue of $249.4 million, compared to $523.9 million in the prior-year quarter.

•

Consolidated loss from operations of $94.5 million, compared to a loss from operations of $651.5 million in the prior-year quarter, which included the impact of a $503.4 million non-cash impairment charge.

•	Net loss of $129.6 million, compared to a net loss of $485.1 million in the prior-year quarter.

•

Adjusted EBITDA loss of $13.9 million and Adjusted EBITDA margin of (5.6%), which excludes $53.1 million of capacity utilization costs, compared to an Adjusted EBITDA loss of $87.1 million and Adjusted EBITDA margin of (16.6%) in the prior-year quarter. See “Non-GAAP Financial Measures” below.

•	Direct tariff costs of $18.1 million, compared to $89.7 million in the prior-year quarter.

•

Cash generated by operating activities of $78.6 million, including the collection of $163.9 million of income taxes receivable, compared to cash used in operating activities of $117.3 million in the prior-year quarter.

•

Shipments of 144,527 tons, compared to 419,173 tons in the prior-year quarter, reflecting the transition to EAF-only steelmaking, the impact of the U.S. Section 232 tariffs on export sales, and the Lake Superior Power (“LSP”) outage.

Rajat Marwah, the Company’s Chief Executive Officer, commented, “Earlier this month, we produced first steel at EAF Unit Two, a major milestone for Algoma and the result of years of disciplined execution by our employees and contractors. Our plate-first strategy continued to drive results, with higher steel prices and a greater share of plate driving stronger net sales realization per ton. With both units now in place and power fully restored at Lake Superior Power following a temporary outage in August, we are entering the final phase of the most significant transformation in Algoma’s history.”

Mr. Marwah continued, “While the 50% U.S. Section 232 tariffs continue to severely restrict our traditional access to the U.S. market, our pivot to a Canada-centric, plate-first strategy is helping us navigate these challenges. With both EAF units in place, we are well-positioned to increase production and meet growing infrastructure, construction, and defence demand. We applaud the federal and Ontario governments for last week’s steel support announcement, a decisive step to strengthen and diversify Canadian steel and the domestic market our plate-first strategy serves. We are grateful for their continued partnership as we build a stronger, more sustainable Canadian steel industry.”

Michael Moraca, the Company’s Chief Financial Officer, commented, “Adjusted EBITDA loss of $13.9 million came in line with our previously disclosed guidance, as higher steel prices, a greater share of plate, and lower fixed costs helped offset the temporary impact of the LSP outage. Average net sales realization per ton increased 33.7% versus the prior-year quarter, reflecting stronger steel prices and a greater proportion of plate in our sales mix. We ended the quarter with approximately $428 million in total available liquidity. After quarter end, we also resolved our dispute with Haverhill, closing out one of the legacy matters from the transition. With both EAF units now in place, we are focused on disciplined execution as we ramp up and build toward improved profitability.”

Third Quarter 2026 Financial Results

Third quarter revenue totaled $249.4 million, compared to $523.9 million in the prior-year quarter. Steel revenue, net of freight, was $218.2 million, compared to $473.3 million in the prior-year quarter. Average net sales realization per ton of steel sold was $1,510, compared to $1,129 in the prior-year quarter, an increase of 33.7%, reflecting higher steel prices and a higher proportion of plate in the sales mix.

Loss from operations was $94.5 million, compared to a loss of $651.5 million in the prior-year quarter. The year-over-year improvement was primarily due to the $503.4 million non-cash impairment loss recognized in the prior-year quarter. Higher steel prices, increased plate shipment volume, lower labour and other fixed costs, and a $13.8 million decrease in administrative and selling expenses also contributed to results, partially offset by lower steel shipments primarily due to the accelerated transition to EAF steelmaking, the U.S. Section 232 tariffs, which significantly restricted the Company’s historical U.S. export business, and the LSP outage.

Net loss in the third quarter was $129.6 million, compared to a net loss of $485.1 million in the prior-year quarter. The decrease primarily reflects the lower loss from operations, partially offset by a $144.0 million decrease in income tax recovery and a foreign exchange loss of $10.0 million, compared to a foreign exchange gain of $14.3 million in the prior-year quarter.

Adjusted EBITDA loss in the third quarter was $13.9 million, resulting in an Adjusted EBITDA margin of (5.6%). This compares to an Adjusted EBITDA loss of $87.1 million, or an Adjusted EBITDA margin of (16.6%), in the prior-year quarter. The year-over-year improvement was primarily due to increased plate shipment volume, both in aggregate and as a percentage of sales, and lower labour and other fixed costs, partially offset by lower steel shipments. Adjusted EBITDA in the quarter includes the benefit of a $53.1 million capacity utilization adjustment.

Cost per ton of steel products sold was $1,492, compared to $1,282 in the prior-year quarter, primarily reflecting lower fixed-cost absorption at reduced production volumes and a higher proportion of plate in the shipment mix. Shipments for the third quarter decreased by 65.5% to 144,527 tons, compared to 419,173 tons in the prior-year quarter.

See “Non-GAAP Financial Measures” below for an explanation of Adjusted EBITDA, Adjusted EBITDA margin, Average Net Sales Realization and Cost Per Ton of Steel Products Sold and a reconciliation of net loss to Adjusted EBITDA.

Lake Superior Power Outage

On August 17, 2026, the Company experienced an unplanned outage at its LSP generating facility. One of the LSP turbine units detected an abnormal condition and was automatically taken offline. The remaining LSP units were not affected. As LSP supplies electricity to the Company’s steelmaking operations, the outage required a temporary suspension of EAF production. The Company worked closely with the Independent Electricity System Operator (“IESO”) to implement interim operating arrangements, enabling EAF production to resume on August 29, 2026, while the affected LSP turbine remained unavailable. Following the restart, these arrangements supported sustained production, including during certain planned work on the provincial electricity system.

On September 30, 2026, the Company commissioned a newly acquired replacement turbine, restoring full generating capability at LSP. The acquisition provides the Company with additional operational flexibility and strengthens the reliability of its power generation infrastructure.

The Company has exercised its option under its existing Contract Service Agreement with GE to bring a leased turbine into service while repairs to the affected turbine are undertaken. Installation of the leased turbine is expected to be completed during the fourth quarter of 2026 and is not expected to result in any interruption to steelmaking operations. Upon installation, the newly acquired turbine will serve as a ready spare, providing additional equipment redundancy and enhancing operational resilience. Following completion of repairs to the affected turbine, the additional generating equipment is expected to provide further operational flexibility and the potential to support expanded power generation capacity in the future.

The replacement turbine was purchased during the three-month period ended September 30, 2026. The Company is currently pursuing four-year term financing for the replacement turbine.

Electric Arc Furnace

During the quarter, the Company completed first arc testing at its second EAF unit. Subsequent to quarter end, Unit Two produced its first heat of liquid steel on October 9, 2026, which was processed into finished hot-rolled coil. Ramp-up activities are progressing as expected. With both units now in place, Algoma is focused on ramping up its two-unit EAF platform, with Unit Two expected to contribute to production and shipments in the fourth quarter of 2026. Unit One continues to perform well, operating on a full 24-hour-per-day schedule and achieving quality metrics across a range of plate and hot-rolled coil product grades.

As Canada’s only producer of discrete plate, the Company holds a unique competitive position in the market. Plate shipment volume increased both in aggregate and as a percentage of sales compared to the prior-year quarter. With both units in place, the Company is positioned to increase production toward full capacity to serve growing infrastructure, construction, and defence demand.

Following completion of the EAF transformation, Algoma’s facility is expected to have an annual raw steel production capacity of approximately 3.7 million tons and is projected to reduce annual carbon emissions by approximately 70% from pre-EAF levels.

Trade Environment and Strategic Response

The 50% U.S. Section 232 tariff on steel imports from Canada remained in effect during the third quarter, with expanded product coverage across downstream and derivative steel products. The tariff continued to have a sustained and material adverse impact on Canadian producers’ access to the U.S. market. The Company incurred $18.1 million in direct tariff costs in the quarter, compared to $89.7 million in the prior-year quarter, reflecting the deliberate reduction of U.S.-bound volumes. Shipments to the United States represented 24% of total steel shipments in the quarter, compared to 50% in the prior-year quarter.

While Canadian pricing has improved, the Canadian steel market remains supply-pressured. This reflects increased supply from domestic producers, the continued shipment of U.S. steel into Canada, and import offers from offshore producers at prices the Company believes to be below fair market value. Algoma’s strategic response is to concentrate production on discrete plate, where it benefits from a pricing premium and a unique market position. This strategy is designed to mitigate these dynamics.

The Company continues to advance Roshel Algoma Defence, its joint venture with Roshel Inc. formed in April 2026. The joint venture is expected to support the development of domestic ballistic steel and related manufacturing capabilities in Canada.

Liquidity

At September 30, 2026, the Company had cash of $152.4 million, unused availability under its Revolving Credit Facility of $232.5 million, and $43.5 million available to draw under the LETL Facilities, for total available liquidity of approximately $428 million. During the third quarter, the Company received $124.5 million in governmental loan advances under the LETL Facilities to support operations and the completion of the EAF transition. Capital expenditures in the quarter were $67.7 million, compared to $52.4 million in the prior-year quarter, reflecting final construction spending on EAF Unit Two, which was completed in October. No dividends were declared during the quarter.

Settlement of Coke Supply Dispute

In October 2026, the Company entered into a negotiated settlement agreement with Haverhill Coke Company LLC and certain related parties, resolving the outstanding commercial dispute relating to historical coke supply arrangements. The settlement represents a mutually acceptable commercial resolution of the dispute and was reached without any admission of liability or wrongdoing by either party.

Conference Call and Webcast Details

A webcast and conference call will be held on Thursday, October 29, 2026 at 11:00 a.m. EDT to review the Company’s results for the three-month period ended September 30, 2026, discuss recent events, and conduct a question-and-answer session.

The live webcast and archived replay of the conference call can be accessed on the Investors section of the Company’s website at ir.algoma.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally by dialing 877-425-9470 or 201-389-0878, respectively. Upon dialing in, please request to join the Algoma Steel Third Quarter 2026 Conference Call. To access the replay of the call, dial 844-512-2921 (domestic) or 412-317-6671 (international) and enter passcode 13763166.

Consolidated Financial Statements and Management’s Discussion and Analysis

The Company’s condensed interim consolidated financial statements for the three- and nine-month periods ended September 30, 2026 and Management’s Discussion and Analysis thereon are available under the Company’s profile on the U.S. Securities and Exchange Commission’s (“SEC”) EDGAR website at www.sec.gov and under the Company’s profile on SEDAR+ at www.sedarplus.ca. These documents are also available on the Company’s website, www.algoma.com, and shareholders may receive hard copies of such documents free of charge upon request by contacting IR@algoma.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding imposed and threatened tariffs, including the impact, timing and resolution thereof, trends in the pricing of steel and conditions in the Canadian steel market, Algoma’s transition to EAF steelmaking and the expected benefits thereof, the expected ramp-up of EAF Unit Two and the timing of its contribution to production and shipments, the Company’s ability to increase production toward full capacity, expected demand from infrastructure, construction, and defence sectors, the installation of a leased turbine at Lake Superior Power, including the expected timing thereof and the expectation that it will not interrupt steelmaking operations, the expected benefits of the replacement and leased turbines and the potential expansion of power generation capacity, the expected financing of the replacement turbine, the Company’s expected annual raw steel production capacity and reduction in carbon emissions, the Company’s plate-first strategy and its expected benefits, the potential impact of government steel support measures, Algoma’s future as a leading producer of green steel, the potential impacts of inflationary pressures, the Company’s ability to preserve and strengthen near-term liquidity and financial flexibility, availability and receipt of governmental funding and support, the potential benefits of the Roshel Algoma Defence joint venture and sovereign ballistic steel capabilities, labour availability, the impact of global supply chain disruptions on costs, the Company’s ability to improve profitability, and the Company’s strategy, plans or future financial or operating performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “positioned,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, including assumptions regarding the successful ramp-up of the EAF platform, the reliability of power supply, the availability of financing on acceptable terms, steel prices and demand, and the tariff and trade environment. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including those set forth in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed under the Company’s SEDAR+ profile at www.sedarplus.ca and with the SEC as part of Algoma’s Annual Report on Form 40-F at www.sec.gov, and in the Company’s Management’s Discussion and Analysis for the three- and nine-month periods ended September 30, 2026. Forward-looking statements speak only as of the date they are made. Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Non-GAAP Financial Measures

To supplement our financial statements, which are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”), we use certain non-GAAP measures to evaluate the performance of Algoma. These terms do not have any standardized meaning prescribed within IFRS Accounting Standards and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS Accounting Standards measures by providing a further understanding of our financial performance from management’s perspective.

Adjusted EBITDA refers to net income or loss before depreciation of property, plant and equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations and income taxes, foreign exchange loss (gain), finance income, carbon tax, changes in fair value of IPO and LETL Warrants, earnout rights, share-based compensation liabilities, share-based compensation related to the Company’s Omnibus Long Term Incentive Plan, derivatives, certain inventory adjustments, impairment loss, legal settlements, fees and legacy contracts, severance costs, stranded inventory and capacity utilization. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by

IFRS Accounting Standards. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS Accounting Standards. Average Net Sales Realization refers to steel revenue less freight revenue per steel tons shipped. Cost Per Ton of Steel Products Sold refers to cost of steel revenue less freight, depreciation, capacity utilization, legal settlements, fees and legacy contracts and carbon tax (included in cost of steel revenue) per steel tons shipped. See the financial tables below for a reconciliation of net loss to Adjusted EBITDA.

About Algoma Steel

Based in Sault Ste. Marie, Ontario, Algoma is a leading Canadian producer of high-quality plate and sheet steel products, proudly supporting critical sectors including energy, defence, automotive, shipbuilding, and infrastructure. Guided by a purpose to build better lives and a greener future, Algoma is shaping the next generation of sustainable steelmaking in Canada.

With the transition to electric arc furnace (EAF) steelmaking and a modernized plate mill, Algoma is redefining how steel is made in Canada. Powered by Ontario’s clean electricity grid, this transformation represents one of the largest industrial decarbonization initiatives in North America and is expected to reduce carbon emissions by approximately 70% once fully transitioned. These advancements provide stability for continued investment in diversification projects aligned with Canada’s evolving needs.

This new chapter also introduces Volta™, the brand for all steel produced through Algoma’s EAF technology. Volta delivers the same trusted performance customers rely on, with significantly lower emissions—produced safely, sustainably, and proudly in Canada.

Building on more than a century of steelmaking expertise, Algoma continues to invest in its people, processes, and technologies to strengthen domestic supply chains and deliver responsible, Canadian-made steel that helps build a better tomorrow.

For more information, please contact:

Michael Moraca

Chief Financial Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

As at,	September 30, 2026	December 31, 2025
expressed in millions of Canadian dollars
Assets
Current
Cash	$152.4	$77.5
Restricted cash	—	0.1
Taxes receivable	50.9	206.9
Accounts receivable, net	167.7	192.7
Inventories	418.1	569.3
Prepaid expenses and deposits	37.8	30.4
Other assets	2.6	5.5

Total current assets	$829.5	$1,082.4

Non-current
Property, plant and equipment, net	$1,169.3	$1,029.9
Intangible assets, net	0.2	0.3
Other assets	1.1	3.3

Total non-current assets	$1,170.6	$1,033.5

Total assets	$2,000.1	$2,115.9

Liabilities and Shareholders’ Equity
Current
Bank indebtedness	$0.6	$170.2
Accounts payable and accrued liabilities	226.2	203.9
Taxes payable and accrued taxes	42.2	32.7
Current portion of other long-term liabilities	4.0	5.8
Current portion of governmental loans	2.2	14.0
Current portion of environmental liabilities	4.4	4.7
Severance cost liability	30.4	45.8
IPO Warrant liability	0.2	2.5
Earnout liability	3.5	3.7
Share-based payment compensation liability	13.8	14.1

Total current liabilities	$327.5	$497.4

Non-current
Senior secured lien notes	$494.8	$476.6
Long-term governmental loans	429.2	192.3
Accrued pension liability	85.4	153.0
Accrued other post-employment benefit obligation	183.1	193.0
Other long-term liabilities	228.3	70.7
Environmental liabilities	34.7	34.3
LETL Warrant liability	19.2	7.5

Total non-current liabilities	$1,474.7	$1,127.4

Total liabilities	$1,802.2	$1,624.8

Shareholders’ equity
Capital stock	$982.3	$975.5
Accumulated other comprehensive income	494.6	414.4
Deficit	(1,282.9)	(897.9)
Contributed surplus (deficit)	3.9	(0.9)

Total shareholders’ equity	$197.9	$491.1

Total liabilities and shareholders’ equity	$2,000.1	$2,115.9

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Net Loss

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
expressed in millions of Canadian dollars, except for per share amounts
Revenue	$249.4	$523.9	$813.8	$1,630.7
Operating expenses
Cost of sales	$326.5	$640.8	$1,122.8	$1,910.7
Administrative and selling expenses	17.4	31.2	73.2	93.1
Impairment loss	—	503.4	—	503.4

Loss from operations	($94.5)	($651.5)	($382.2)	($876.5)

Other (income) and expenses
Finance income	($2.3)	($1.1)	($3.4)	($6.4)
Finance costs	24.1	17.0	57.0	53.3
Interest on pension and other post-employment benefit obligations	3.6	4.0	10.7	11.9
Foreign exchange loss (gain)	10.0	(14.3)	(23.1)	18.1
Other income	—	—	(47.9)	(50.0)
Change in fair value of Initial Public Offering (“IPO”) and Large Enterprise Tariff Loan (“LETL”) Warrant liabilities	0.9	(11.9)	8.7	(46.4)
Change in fair value of earnout liability	0.1	(3.0)	0.1	(6.1)
Change in fair value of share-based compensation liability	0.4	(11.4)	0.4	(21.7)

	$36.8	($20.7)	$2.5	($47.3)

Loss before income taxes	($131.3)	($630.8)	($384.7)	($829.2)
Income tax (recovery) expense	(1.7)	(145.7)	0.3	(209.0)

Net loss	($129.6)	($485.1)	($385.0)	($620.2)

Net loss per common share
Basic and diluted	($1.18)	($4.46)	($3.53)	($5.71)

Algoma Steel Group Inc. Condensed Interim Consolidated Statements of Cash Flows (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
expressed in millions of Canadian dollars
Operating activities
Net loss	($129.6)	($485.1)	($385.0)	($620.2)
Items not affecting cash:
Depreciation of property, plant and equipment and intangible assets	17.7	43.4	74.1	116.6
Deferred income tax recovery	—	(105.3)	—	(106.8)
Pension funding in excess of expense	(2.5)	(3.1)	(9.2)	(8.2)
Post-employment benefit funding in excess of expense	(2.5)	(2.2)	(6.6)	(5.6)
Unrealized foreign exchange loss (gain) on:
accrued pension liability	0.5	(3.6)	(4.2)	5.7
post-employment benefit obligations	0.5	(4.1)	(6.5)	6.9
Finance costs	24.1	17.0	57.0	53.3
Loss on disposal of property, plant and equipment	0.6	0.2	1.0	0.2
Interest on pension and other post-employment benefit obligations	3.6	4.0	10.7	11.9
Other income	—	—	(47.9)	(50.0)
Accretion of governmental loans and environmental liabilities	8.7	3.3	12.1	12.4
Unrealized foreign exchange (gain) loss on government loan facilities	(0.7)	(3.2)	(12.7)	5.1
Increase (decrease) in fair value of IPO and LETL Warrant liabilities	0.9	(11.9)	8.7	(46.4)
Increase (decrease) in fair value of earnout liability	0.1	(3.0)	0.1	(6.1)
Increase (decrease) in fair value of share-based compensation liability	0.4	(11.4)	0.4	(21.7)
Impairment loss	—	503.4	—	503.4
Other	3.4	2.8	2.0	15.1

	($74.8)	($58.8)	($306.0)	($134.4)
Net change in non-cash operating working capital	134.0	(58.2)	267.2	37.1
Environmental liabilities paid	—	(0.3)	(0.1)	(0.8)
Insurance proceeds for operating expenses	19.4	—	25.9	35.0

Cash generated by (used in) operating activities	$78.6	($117.3)	($13.0)	($63.1)

Investing activities
Acquisition of property, plant and equipment	($67.7)	($52.4)	($117.1)	($276.8)
Insurance proceeds for property damage	25.6	—	25.6	15.0

Cash used in investing activities	($42.1)	($52.4)	($91.5)	($261.8)

Financing activities
Bank indebtedness (repaid) advanced, net	($71.6)	$83.4	($171.0)	$99.4
Restricted cash	—	—	0.1	—
Governmental loans received	129.4	—	384.5	16.3
Governmental loans transaction costs	(0.1)	—	(0.1)	—
Repayment of governmental loans	(0.1)	(1.4)	(0.2)	(13.9)
Interest paid	(5.1)	(0.6)	(35.0)	(25.1)
Dividends paid	—	—	—	(14.8)
Other	(0.9)	9.8	(2.7)	11.3

Cash generated by financing activities	$51.6	$91.2	$175.6	$73.2

Effect of exchange rate changes on cash	$1.7	$0.5	$3.8	($10.7)
Cash
Increase (decrease) in cash	89.8	(78.0)	74.9	(262.4)
Opening balance	62.6	82.5	77.5	266.9

Ending balance	$152.4	$4.5	$152.4	$4.5

Algoma Steel Group Inc. Reconciliation of Net Loss to Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
millions of dollars	2026	2025	2026	2025
Net loss	($129.6)	($485.1)	($385.0)	($620.2)
Depreciation of property, plant and equipment and amortization of intangible assets	17.7	43.4	74.1	116.6
Finance costs	24.1	17.0	57.0	53.3
Interest on pension and other post-employment benefit obligations	3.6	4.0	10.7	11.9
Income tax (recovery) expense	(1.7)	(145.7)	0.3	(209.0)
Foreign exchange loss (gain)	10.0	(14.3)	(23.1)	18.1
Finance income	(2.3)	(1.1)	(3.4)	(6.4)
Inventory adjustments (depreciation on property, plant & equipment in inventory)	(2.8)	2.9	(11.0)	4.4
Carbon tax	(3.2)	9.5	10.3	23.4
Change in fair value of financial instruments (i)	1.4	(26.3)	9.2	(74.2)
Share-based compensation	3.5	5.2	10.5	12.5
Legal settlements, fees and legacy contracts	12.3	—	23.5	—
Capacity utilization	53.1	—	198.0	—
Impairment loss	—	503.4	—	503.4

Adjusted EBITDA (ii)	($13.9)	($87.1)	($28.9)	($166.2)

Net Loss Margin	(52.0%)	(92.6%)	(47.3%)	(38.0%)

Net Loss / ton	($896.7)	($1,157.3)	($700.4)	($455.7)

Adjusted EBITDA Margin (iii)	(5.6%)	(16.6%)	(3.6%)	(10.2%)

Adjusted EBITDA / ton	($96.2)	($207.8)	($52.6)	($122.1)

(i)	Financial instruments at fair value are comprised of IPO and LETL Warrant liabilities, earnout liability, share-based payment compensation liability and derivatives.
(ii)	See “Non-GAAP Financial Measures” in this Press Release for information regarding the limitations of using Adjusted EBITDA.
(iii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.